Script

Audio	Visual	Graphics
[Quick soundbites of advisors / investors / experts]	Experts giving testimonial	Name + Title of experts
Charles: 10,000. The human face can make over 10,000 unique expressions, each portraying the rich complexity of our inner lives. Some flash by in less than a twentieth of a second. And they carry so much information... how we feel, what we *really* mean, what's actually happening. Emteqs Smart Glasses unleash the power of this data. You see, we've got these watches, rings... gadgets. 560M were sold last year. They count steps. They measure heartbeats. Sleep quality. We've got Smart Eyewear. Meta's selling millions, and the market is on fire, growing 156% in 2023,	Charles to camera Stock of people making subtle facial movements, maybe just people in conversation Super quick cuts of faces with different emotions Charles to Camera Charles showing glasses to camera, and putting them on. Charles holding a whoop, an aura ring, an apple watch OR footage of these devices Stock of step counter, heart rate, sleep quality data Show Zuckerberg wearing these, show news articles of market growth rate Charles gestures in front of his face, from a side angle	Charles Lower Third 10,000+ Unique Expressions GFX to indicate the face is being scanned. From Charles: I think Thalmic Labs handles the issue of visualising muscle data well with their Myo wrist band. Perhaps we could have overlays "spark" at the sites of the sensors then roll out. A bit like at 24 seconds into this https://www.dropbox.com/scl/fi/3a4c0u55uw3y1st74xjtd/Myo-Controller.mov?rlkey=onkftxoljy8kugnjzjhjfzeah&st=n5kozapz&dl=0 560M Wearables sold in 2024

growing to 210% in 2024. ([Source](#)) But they only capture the physical. They completely miss the richness of what's happening here.	Charles taps his temple	60% CAGR
Steen: This is Sense. A new way to capture facial data — the next frontier in self-knowledge. Using lightweight, optical flow sensors, we can capture thousands of facial movements. A clenched jaw, a raised eyebrow, a smile. Stress, curiosity, wonder. Captured automatically, in real time, throughout your day It's technology proven through 28 peer-reviewed studies, and protected by 27 patents.	Steen holds glasses to camera - cut to beautiful spinning shot of glasses on a turntable. Existing footage of Sense from Sense website - woman wearing glasses with animation showing where the sensors are, man using Sense with the facial data on screen. Clippings of studies + patents on screen like news articles	Steen lower third 28 Peer Reviewed Studies 27 Issued Patents
Charles: The idea for this technology came to me working with facial paralysis patients. I looked at our high end tech and saw expensive equipment with inexpensive parts, and realized I	Charles to camera, potentially showing footage in his doctors office. Can use stock footage of facial palsy patients. Potentially get "footage" of Charles working with some	

could give my patients better tools than we use in our office, at home.

That spark was the start of Emteq. | electronics parts to indicate development of product

Charles to camera | |
| **Steen:** This is a platform for so many use cases:

- Mental health, giving therapists invaluable helpful data about their patients emotions outside the therapy office
- Sentiment analysis, where we can help film studios and brands understand what people actually feel about their products
- Diet, helping people automatically track and log what they eat, and even help them chew more mindfully
- We even see use cases for predicting disease such as Parkinsons, which have facial symptoms that appear long before others

And these aren't just ideas. We already have a $15M term sheet | Either a "therapy" scene or someone lying on couch, looking up, with glasses on

Capture footage of someone watching a movie with the glasses on

Use existing Emteq footage fo person chewing.

An elderly person wearing the glasses talking to a friend

Steen to camera | Mental Health

Sentiment Analysis

Diet + Nutrition

Disease Management

$15M Term Sheet

R&D Partnership with Top Gaming Company

Diagnoses depression |

with a major film & TV company for sentiment analysis, and an R&D partnership with a top global gaming company. Published research shows the glasses can identify depression in only 30 minutes. We're tapping into several massive, growing markets, from today's $186 billion global wearables market to the coming $3 trillion XR market.		Charts showing market sizes of different markets
Steen: Before joining Emteq as CEO, I was Head of Hardware Strategy at Snap, where I had an incredible view of the facial tech market. I studied hundreds of products and met dozens of founders. But when I met Charles, a brilliant surgeon and scientist with incredible technical skills - and saw his product, I had to get involved.	Steen to camera Any footage we have of Steen at Snap Any photos / video of Charles + Steen together Steen to camera	
Charles: Steen is incredible and the perfect person to led Emteq. Beyond Snap, he's taught product design at Stanford, and led the development of some of the most complex consumer products, including consumer airplanes as a founder at Icon	Charles to camera Generations of Snap Spectacles (v3's and the v4's. You could also show the drone and the V5's as they started under me but shipped after I left. Any footage of Steen at Icon	

Aircraft. Our CTO Hristijan Gjoreski is an internationally recognised expert in AI and leads our super data science team.	We should add this- we can include a Ken Burns style panning image of him receiving on of his awards, and maybe a clip of him from here: https://www.dropbox.com/scl/fi/11emj1e8q5s3b7lqcgijn/MK-28.-SMART-OCILA-V3.mp4?rlkey=quztluqwt7p88ts4dan2t96hj&st=z8rdtj3s&dl=0 or something from here https://www.dropbox.com/scl/fo/igxqodqs0gfgwi7b6bmvw/AGI3zuZzVLVZoh-yVl6jk3s?rlkey=lbk8dunqbr73oagfj7viu5p3v&st=xuc9i61k&dl=0	
Steen: With an A-team in place, and our technology ready to launch, we're raising capital to get the product into market, advance our capabilities, and continue with our rapid pace product innovation. It's time for technology that truly understands us. Invest in Emteq Labs today.	**Steen to camera**	